Exhibit 99.1

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 E-mail: allen.zhang@pansoft.com
Investor Contact:
CCG Investor Relations
Mr. John Harmon, CFA, Sr. Account Manager
Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: john.harmon@ccgir.com
Mr. Bryan Blake, Market Intelligence Executive
Phone: +1-646-833-3416 (New York)
E-mail: bryan.blake@ccgir.com

For immediate release:

Pansoft Announces Share Repurchase Program

Jinan, China, October 29, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that its Board of Directors has authorized a share repurchase program under which the Company may acquire up to U.S. $1 million of its common shares from time to time over the next 3 months. Repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to price, volume, and timing.  Pansoft’s board has authorized its management to fund the repurchases from its available cash balance, which was $2.7 million as of June 30, 2010. In addition, Pansoft had approximately $7.4 million classified as short-term investments as of June 30, 2010.

“Given strong market demand, our aggressive growth and acquisition plans, solid financial results, and a strong balance sheet, we believe the repurchase program is an efficient use of our cash reserve and reflects our strong belief in the long-term opportunity and value of PSOF,” said Mr. Hugh Wang, Pansoft’s Chairman.  “We are committed to enhancing shareholder value and remain confident about the growth and outlook for our business.  With our new acquisitions and partnerships, we have expanded our solutions platform and geographic coverage as a part of our aggressive growth strategy.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, and inventory control and customer relationship management. For more information, visit http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding the Company’s share repurchase program, projected financial results or strategies for growth.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate its business acquisition, and various other factors beyond its control, and the timing or extent of the announced share-repurchase program.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.